Exhibit 4.22

(Summary Translation)

Credit Line Agreement with China Guangfa Bank, Urumqi Branch

Date of the Agreement	May 27, 2019

Creditor (Party A)	China Guangfa Bank, Urumqi Branch

Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.

Amount of revolving credit facility	Up to RMB350 million (including up to RMB150 million of unsecured loans)

Form of loans	Working capital loans, bank’s acceptance bill, discount on commercial bills, letter of credit

Term of credit facility	from May 27, 2019 to May 16, 2020

Use of loan proceeds	Business operations

Interest rate	120% of the benchmark rate issued by the PBOC

Penalty rate	In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate In the event that Party B does not use the loan proceeds according to the Agreement, the penalty rate shall be 100% over the interest rate

Repayment of interest	Interest shall be paid quarterly on the 21th of the last month of a quarter

Repayment of principal	Principal shall be deposited in the specific repayment account three days prior to the maturity date and repaid in full by the maturity date

Security	Cash deposit

Party B’s Undertakings

Party B undertakes the following:

(1) Party B shall provide its financial statements (including but not limited to annual reports, quarterly reports and monthly reports) and other relevant materials to Party A on a regular basis;

(2) Party B shall accept and cooperate with the inspection and supervision of Party A over its use of the loans and the related production operations and financial activities;

(3) Party B shall repay the loans in accordance with the agreement and cooperate with the management and inspection of Party A over its various accounts. Party B shall provide written explanations to Party A within two working days, if Party A notices any abnormal cash flow changes and requires Party B to provide explanation;

(4) When Party B submits its drawdown applications, Party B shall provide accurate documents to Party A in a timely manner. Otherwise, Party B shall be liable for any losses caused by its failure to submit the correct documents timely;

(5) Party B shall obtain Party A’s consent, if any of the following events occurs which may affect the financial condition and ability of performance of Party B, including but not limited to Party B’s conducting of division, merger, joint operation, equity and cooperative joint ventures, contracting, reorganization, restructuring, listing of shares, reduction of registered capital, transfer of material assets or equity interests, investment, assumption of material debt, or debt or equity financing;

(6) Party B shall report to Party A timely, if any of the following events occurs which may affect the financial conditions and ability of performance of Party B, including but not limited to closure, suspension, dissolution, cancellation, or bankruptcy, material litigation or arbitration, senior management’s involvement in criminal cases, deterioration of financial condition or business operations, or default under other agreements;

(7) Party B shall ensure its operations comply with regulations in relation to, among others, industrial policy, financial and tax policy, market entry requirement, environmental protection assessment, energy conservation, energy and pollution control, resource utilization, land and city planning and labor security. If Party B violates the abovementioned regulations, Party A is entitled to, among others, cease to extend the loan, declare all accrued loans immediately due and payable, dispose of the pledged assets immediately and require Party B to buy additional liability insurance relating to energy conservation and pollution;

(8) Party A’s debt shall be senior to Party B’s loans from Party B’s shareholders and has the same seniority as other comparable indebtedness of Party B;

(9) Party B shall not declare or pay dividends in the relevant financial years in event that (i) its after-tax profit is nil or negative or insufficient to make up previous year’s cumulative losses; (ii) its pre-tax profit has not been used to repay the principal and interest by the maturity dateor (iii) its pre-tax profit is insufficient to repay the principal and interests for the next installment;

(10) Party B shall not dispose of its assets by means which will affect its ability to repay the debt and Party B shall not guarantee the debt that exceeds or in aggregate exceeds the limits stipulated in its articles of association;

(11) Party B shall repay the principal and interests timely and pay relevant expenses incurred due to the execution and performance and disputes under the agreement including but not limited to the attorney fee and other expenses Party A incurred for the debt collection including the litigation expenses, enforcement expenses and attorney fees; and

(12) Enhance its environment and social risk management.

Breach

Any of the following constitutes a default under this Agreement:

(1) Party B fails to perform its repayment obligations to Party A in accordance with the Agreement;

(2) Party B fails to use the loans proceeds in accordance with this Agreement;

(3) Party B fails to repay the loans in accordance with the Agreement;

(4) Any of the representations made by Party B is not true or Party B breaches any of the undertakings made by it;

(5) Any event stipulated in the Agreement that occurs and, in the opinion of Party A, will adversely affect Party B’s financial condition and ability to repay the loans, and Party B fails to provide a guarantor;

(6) Party B breaches, or a cross-default occurs under, any other agreement with Party A or any other branches of China Guangfa Bank Co., Ltd;

(7) Party B fails to provide written explanations regarding abnormal changes of cash flows in relevant accounts under this Agreement within the time agreed with Party A;

(8) Party B fails to provide accurate documents and materials relating to the loans and loan disbursement;

(9) Party B terminates its business or suffers from dissolution, cancellation or bankruptcy;

(10) Party B otherwise violates this Agreement;

If any of the above events occurs, Party A is entitled to take any or all of the following measures:

(1) Change the loan disbursement methods;

(2) Require Party B to rectify its violations within a specified period of time;

(3) Reduce, suspend or terminate the credit facility in whole or in part;

(4) Suspend or terminate the drawdowns pursuant to this Agreement or other agreements entered into between Party A and Party B in whole or in part; suspend or terminate the disbursement of loans or trade financing in whole or in part;

(5) Declare the principal, interest and other amounts immediately due and payable;

(6) Terminate or rescind the Agreement in whole or in part or rescind other agreements entered between Party A and Party B;

(7) Require Party B to compensate Party A for the losses incurred due to Party B’s violation of the Agreement;

(8) Deduct the principal from the account of Party B opened with Party A to repay all or part of the debt owed to Party A;

(9) Exercise rights over the collateral;

(10) Take stricter payment management measures or enhanced monitoring of Party B and its related parties, or add Party B into the blacklist and submit to the regulatory authorities and credit investigation authorities; or

(11) Take any other measures considered necessary or feasible by Party A.

4